                                        OMB Number     3235-0104
                                        Expires:       September 30, 1998
                                        Estimated average burden
                                        hours per response            0.5



                    U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, D. C. 20549
                                      FORM 3
                    INITIAL STATEMENT OF BENEFICIAL OWNERSHIP


     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
          Section 17(a) of the Public Utility Holding Company Act of 1935
               or Section 30(f) of the Investment Company Act of 1940


(Print or Type Responses)

1.   Name and Address of Reporting Person
     Lighthouse Investors, LLC
     (Last)         (First)             (Middle)
     200 Seventh Avenue, Suite 105, Santa Cruz, CA  95062

2.   Date of Event Requiring Statement (Month/Day/Year)     6-1-98

3.   IRS or Social Security Number of Reporting Person (Voluntary) _______

4.   Issuer Name and Ticker or Trading Symbol
     Huntway Refining Company (HWY)

5.   Relationship of reporting person to issuer
     (Check all applicable)

     ____ Director            XXX 10% Owner

     ____ Officer (give       ____ Other (specify
          title below)               below)
               ______________________

6.   If Amendment, Date of Original (Month/Day/Year)  ______________________

7.   Individual or Joint/Group Filing (Check Applicable line)

     XX   Form filed by one Reporting Person

     ____ Form filed by More than One Reporting Person

FORM 3 (continued)                                Page 2 of 3 Pages

Table I - Non-Derivative Securities Beneficially Owned


1.   Title of Security             __________________________________

2.   Amount of Securities Beneficially Owned (Inst. 4)           ________

3.   Ownership Form: Direct (D) or Indirect (I) (Instr. 5)       ________

4.   Nature of Indirect Beneficial Ownership (Inst. 5) ______________________

___________________________________________________________________________

Reminder: Report on a separate line for each class of
          securities beneficially owned directly or indirectly.       (Over)

* If the form is filed by more than one reporting person,
  see Instruction 5(b)(v).                                  SEC 1473 (7-96)

FORM 3 (continued)                                     Page 3 of 3 Pages

Table II -     Derivative Securities Beneficially Owned
               (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security       Convertible Note

2.   Date Exercisable and Expiration Date (Month/Day/Year)

     Date Exercisable                   Expiration Date
     1-15-98                            10-15-07

3.   Title and Amount of Securities Underlying Derivative Security
     (Instr. 4)
     Title     Common Stock             Amount or Number of Shares 7,333,333

4.   Conversion or Exercise Price of Derivative Security         $1.50

5.   Ownership Form of Derivative Security:
     Direct (D) or Indirect (I) (Instr. 5)                       D

6.   Nature of Indirect Beneficial Ownership (Instr. 5)     _________________
_____________________________________________________________________________

Explanation of Responses:     LIGHTHOUSE INVESTORS, LLC

                              By: Lighthouse Capital, LLC
                                  Manager

                              By: /s/ Richard S. Spencer III          6-10-98
                                  Richard S. Spencer III, Manager       Date
                                   **Signature of Reporting Person


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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